SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

immediate release

For More Information Contact:

Luciana Paulo Ferreira
CSN – Investor Relations – 5511 3049-7591
luferreira@csn.com.br     www.csn.com.br

CSN ISSUES US$350 MILLION IN 10-YEAR NOTES

(São Paulo, Brazil – December 16th, 2003) -- Companhia Siderúrgica Nacional (CSN) (BOVESPA – CSNA3)(NYSE-SID) informs that, through CSN Islands VIII Corp., a wholly owned subsidiary, the Company issued a US$350 million 10-year Notes, secured by CSN. The transaction has a coupon of 9.75% pa. The proceeds from this issuance will be used for general corporate purposes and short-term debt refinancing, aiming at extending the average maturity of the Company’s indebtedness.

Regarding this transaction, Otavio de Garcia Lazcano, CSN’s CFO said: “We are very pleased with this issuance. This 10-year Notes, the second ever issued by CSN, was placed at 9.75% p.a. return to the investors or just 90 basis points over the Brazilian sovereign ceiling, with no financial covenants or political risk insurance features embedded in it, and is the last step to close a series of well succeeded issuances performed by CSN in 2003. The last transaction with such a long maturity was done in 1997. We took advantage of a favorable market momentum and concluded the transaction in record time. The work that has been done since the privatization and intensified in 2003, made possible this series of Notes amounting to US$1.4 billion, in the local and international markets. Once again, this only confirms the high confidence level that these markets have on CSN’s future performance, whereas the Company certainly positively surprised the market with its remarkable results in the last 12 months”.

Citigroup was the underwriter and the Notes were bought by more than 80 investors in Brazil, Europe and United States.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,800,000 tonnes of crude steel and gross revenues of R$ 5.2 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.